# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Central Garden & Pet Company, CIK 0000887733
CUSIP: 153527106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1340 Treat Boulevard Suite 600, Walnut Creek, California (CA), 94597
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001616667

## Reporting persons
- Pacer US Small Cap Cash Cows ETF: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 121,026; sole dispositive power 0; shared dispositive power 121,026; aggregate amount beneficially owned 121,026 (1.13% of the class)
- Pacer Advisors, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 121,026; sole dispositive power 0; shared dispositive power 121,026; aggregate amount beneficially owned 121,026 (1.13% of the class)
- Joe M. Thomson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 121,026; sole dispositive power 0; shared dispositive power 121,026; aggregate amount beneficially owned 121,026 (1.13% of the class)

## Item 1. Issuer
Name of issuer: Central Garden & Pet Company
Address of issuer's principal executive offices: 1340 Treat Boulevard Suite 600, Walnut Creek, California, 94597

## Item 2. Person Filing
Name of person filing:
This statement is filed by Pacer US Small Cap Cash Cows ETF, a series of Pacer Funds Trust, a Delaware statutory trust (the Fund), Pacer Advisors, Inc., a Pennsylvania corporation (the Adviser), and Joe M. Thomson (Mr. Thomson) (Mr. Thomson together with the Fund and the Adviser, collectively, the Reporting Persons and each a Reporting Person), with respect to shares of common stock, par value $0.01 per share (Common Stock), of Central Garden & Pet Company, a Delaware corporation (the Issuer).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed May 2, 2025 with this Schedule 13G Amendment as Exhibit 99.2, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 500 Chesterfield Parkway Malvern, Pennsylvania 19355.
Citizenship: The Fund is a series in a Delaware statutory trust, the Adviser is a Pennsylvania corporation, and Mr. Thomson is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), investment company (IV)

## Item 4. Ownership
Amount beneficially owned:
The Fund is registered under the Investment Company Act of 1940, as amended, and owns directly 121,026 shares of Common Stock. The Adviser is registered under the Investment Advisers Act of 1940, as amended, and serves as the investment adviser to the Fund. Pursuant to the investment advisory agreement with the Fund, the Adviser maintains discretionary investment and voting authority with respect to 121,026 shares of Common Stock held by the Fund. Mr. Thomson is the majority stockholder of the Adviser and may be deemed to be the beneficial owner of the shares of Common Stock held by the Fund. Each of the Adviser and Mr. Thomson disclaims beneficial ownership of the shares of Common Stock held by the Fund.

The percentages used herein are calculated upon 10,718,231 shares of common stock issued and outstanding as of December 31, 2024, pursuant to information supplied by the Issuer.
Percent of class: Fund: 1.13%, Adviser: 1.13%, Mr. Thomson: 1.13%
Sole power to vote or to direct the vote: Fund: 0, Adviser: 0, Mr. Thomson: 0
Shared power to vote or to direct the vote: Fund: 121,026, Adviser: 121,026, Mr. Thomson: 121,026
Sole power to dispose or to direct the disposition: Fund: 0, Adviser: 0, Mr. Thomson: 0
Shared power to dispose or to direct the disposition: Fund: 121,026, Adviser: 121,026, Mr. Thomson: 121,026

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Agreement

## Signatures
- Pacer US Small Cap Cash Cows ETF: /s/ Joe M. Thomson, Joe M. Thomson, Chairman and President (05/02/2025)
- Pacer Advisors, Inc.: /s/ Joe M. Thomson, Joe M. Thomson, President (05/02/2025)
- Joe M. Thomson: /s/ Joe M. Thomson, Joe M. Thomson (05/02/2025)